Free Writing Prospectus	Filed pursuant to Rule 433 under the Securities Act
(To the Preliminary Prospectus	Registration Nos. 333-173822
Supplement dated November 7, 2012)	and 333-173822-01 through 333-173822-15

CELANESE US HOLDINGS LLC

$500,000,000 4.625% Senior Notes due 2022

Term Sheet

November 7, 2012

Issuer:	Celanese US Holdings LLC

Guarantors:	Celanese Corporation and certain subsidiaries of the Issuer

Principal Amount:	$500,000,000

Title of Securities:	4.625% Senior Notes due 2022 (the “Notes”)

Maturity:	November 15, 2022

Offering Price:	100.000%, plus accrued interest from November 13, 2012, if any.

Coupon	4.625%

Yield to Maturity:	4.625%

Interest Payment Dates:	March 15 and September 15, commencing March 15, 2013

Record Dates:	March 1 and September 1

Optional Redemption:	Make-whole call at T+50 bps

Joint Book-Running Managers:	Deutsche Bank Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc. HSBC Securities (USA) Inc. J.P. Morgan Securities LLC

Co-Managers:	Barclays Capital Inc. Commerz Markets LLC Goldman, Sachs & Co. Mitsubishi UFJ Securities (USA), Inc. Morgan Stanley & Co. LLC RBS Securities Inc.

Trade Date:	November 7, 2012

Settlement Date:	November 13, 2012 (T+3)

Distribution:	Registered Offering

Net Proceeds:	We estimate that the net proceeds from this offering of the notes will be approximately $490 million after deducting underwriting discounts and commissions and other estimated fees and expenses of this offering.

CUSIP Number:	15089Q AD6

ISIN Number:	US15089QAD60

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting the Next-Generation EDGAR System on the SEC web site at www.sec.gov. Alternatively, the issuer or any underwriter will arrange to send you the prospectus if you request it from Deutsche Bank Securities, Attention: Prospectus Department, at 60 Wall Street, New York, New York 10005-2836, by email at prospectus.cpdg@db.com, or by telephone at (800) 503-4611.

The information in this communication supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with such information. Before you invest, you should read the preliminary prospectus supplement (including the documents incorporated by reference therein) for more information concerning the Issuer and the Notes.

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